SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cars.com

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14575E105

(CUSIP Number)

Michael Freeburg

c/o Catalus Capital Management LLC

45 East Putnam Avenue

Greenwich, CT 06830

(203) 618-0100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14575E105		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Catalus Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,665,370

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,665,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,665,370

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.30%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14575E105		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Catalus Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,665,370

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,665,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,665,370

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.30%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14575E105		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Michael Freeburg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,080

	8.	Shared Voting Power 6,666,450

	9.	Sole Dispositive Power 1,080

	10.	Shared Dispositive Power 6,666,450

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,666,450

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.30%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 14575E105		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marek Olszewski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 400

	8.	Shared Voting Power 6,665,770

	9.	Sole Dispositive Power 400

	10.	Shared Dispositive Power 6,665,770

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,665,770

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.30%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 14575E105	13D

This amendment No. 2 (the “Amendment No. 2”) to the Schedule 13D , relates to the Schedule 13D filed on August 25, 2017 (the “Original Schedule 13D”, as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”) by (i) Catalus Capital LLC, a Connecticut limited liability company; (ii) Catalus Capital Management LLC, a Connecticut limited liability company; (iii) Michael Freeburg, a United States citizen; and (iv) Marek Olszewski, a United States citizen (collectively, the “Reporting Persons”).

Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock (the “Shares”) of Cars.com Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 300 S. Riverside Plaza, Suite 1000, Chicago, Illinois 60606.

Item 2.  Identity and Background.

The persons filing this Schedule 13D are: (i) Catalus Capital LLC, a Connecticut limited liability company; (ii) Catalus Capital Management LLC, a Connecticut limited liability company; (iii) Michael Freeburg, a United States citizen; and (iv) Mark Olszewski, a United States citizen (collectively, the “Reporting Persons”).

Catalus Capital LLC is a private fund.  Catalus Capital Management LLC is the investment manager of Catalus Capital LLC.  Michael Freeburg and Mark Olszewski are both managers of Catalus Capital Management LLC.  The principal business address of Catalus Capital LLC and Catalus Capital Management LLC is 45 East Putnam Avenue, Greenwich, Connecticut 06830.  The principal business address of Michael Freeburg and Mark Olszewski is c/o Catalus Capital Management LLC, 45 East Putnam Avenue, Greenwich, Connecticut 06830.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As of the date of this filing, Catalus Capital LLC holds 6,665,370 Shares, which it acquired for an aggregate price of $158,353,455.50.  All of such Shares are held directly by Catalus Capital LLC, and were acquired with Catalus Capital LLC’s working capital.  These Shares are deemed beneficially owned by the Reporting Persons.

In addition to the Shares beneficially owned by Messrs. Freeburg and Olszewski by reason of their relationships with Catalus Capital LLC and Catalus Capital Management LLC, each directly owns 1,080 and 400 Shares, respectively.  Mr. Freeburg paid $25,034.40 for the Shares he holds directly, and Mr. Olszewski paid $9,994.19 for the Shares he holds directly.  As a result, Messrs. Freeburg and Olszewski beneficially own 6,666,450 and 6,665,770 Shares, respectively.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons believe that the issuers common stock is undervalued and is an attractive investment.

The Reporting Persons may acquire additional Shares or other securities of the Issuer or may dispose of any or all of their Shares or other securities of the Issuer from time to time through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable depending upon an ongoing evaluation of the Shares, the Issuer, prevailing market conditions, the availability of Shares at prices that would make the purchase or sale of Shares desirable, other investment opportunities, liquidity requirements of the Reporting Persons, the Issuer’s reactions to the discussions below and/or other considerations.

In addition, the Reporting Persons may engage in communications with management of the Issuer, one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer (and/or committees thereof) and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, strategy, existing and new markets and customers, budgets, prospects, ownership structure, management team composition, and other ideas regarding board composition (in addition to any and/or all other matters referred to in Item 4), management, and the Reporting Persons’ investment in the Issuer.  The Reporting Persons may discuss ideas that are consistent with, that are inconsistent with, that complement, or that diverge from, the Issuer’s current and future strategy and initiatives, and any and/or all other matters referred to in this Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, reconsider their position, and they intend to review their investment in the Issuer on a continuing basis, which could result in the Reporting Persons changing their purpose and/or formulating plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule13D is hereby amended and supplemented as follows:

(a)          As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s outstanding Shares held by each of the Reporting Persons:

Name of Reporting Person	Number of Shares	Percentage

Catalus Capital LLC	6,665,370	9.30%

Catalus Capital Management LLC	6,665,370	9.30%

Michael Freeburg	6,666,450	9.30%

Marek Olszewski	6,665,770	9.30%

The approximate percentage of Shares reported as beneficially owned by the Reporting Persons are based on 71,625,610 Shares Outstanding as of October 25, 2017, as reported in the Issuer’s form 10-Q for the fiscal quarter ended September 30, 2017.

(b)          The Reporting Persons have shared voting and dispositive power over the Shares as set forth.

(c)           The Reporting Persons have acquired 2,234,841 shares in the last sixty days.

Transactions During the Past Sixty Days

Name	Security	Purchase	Quantity	Price	Trade Date
Catalus Capital LLC	CARS Common Stock	P	168,442	23.65	10/31/17
Catalus Capital LLC	CARS Common Stock	P	9,236	23.65	11/02/17
Catalus Capital LLC	CARS Common Stock	P	491,793	23.54	11/07/17
Catalus Capital LLC	CARS Common Stock	P	1,092,400	21.62	11/08/17
Catalus Capital LLC	CARS Common Stock	P	493,842	22.90	11/09/17
Catalus Capital LLC	CARS Common Stock	P	13,028	22.65	11/10/17
Catalus Capital LLC	CARS Common Stock	P	66,100	22.52	11/13/17

(d)          Aside from the Reporting Persons, no persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as Exhibit 99.1 hereto.

Other than as described in this Schedule 13D and the agreements attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint filing Agreement by and among the Reporting Persons dated November 13, 2017.

CUSIP No. 14575E105	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CATALUS CAPITAL LLC

By: Catalus Capital Management LLC

By:	/s/Michael Freeburg
Name: Michael Freeburg
Title: Manager

CATALUS CAPITAL MANAGEMENT LLC

By:	/s/Michael Freeburg
Name: Michael Freeburg
Title: Manager

MICHAEL FREEBURG

/s/Michael Freeburg

MAREK OLSZEWSKI

/s/Marek Olszewski